82-2373

ERG
GROUP

Your ref
Our ref CMP-0014-01

30 December 2003

04012018

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

3-2 SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange on 24 December 2003:

- Appendix 3B – New issue announcement, application for quotation of additional securities and agreement; and
- Appendix 3X – Initial Director's Interest Notice.

Yours faithfully

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Clare Barrett-Lennard
for Company Secretary

dlw 1/13

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr301203.doc

ASX.Online@asx.com.au

24/12/2003 13:24

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Appendix 3B (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 105580 as follows:
Release Time: 24-Dec-2003 16:24:14
ASX Code: ERG
File Name: 105580.pdf
Your Announcement Title: Appendix 3B

105580.pdf

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ERG Limited

ABN

23 009 112 725

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	A: Unlisted Options B: Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A: 16,956,410 Unlisted Options B: 856,561 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	A: 16,956,410 unlisted options expiring on 30 May 2008 and exercisable at $2.00. B: Same as all other fully paid ordinary shares on issue

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • *the extent to which they* participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	A: N/A B: Yes
5	Issue price or consideration	A: 16,956,410 unlisted options exercisable at $2.00. B: $0.15 per fully paid ordinary share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	A: Options required to be issued under the terms of loan agreements dated 28 January 2003. B: Satisfaction of interest for the period to 24 December 2003 due pursuant to loan agreements dated 28 January 2003.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	A, B: 29 December 2003.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	266,597,539^ + 856,561 = **267,454,100**	Ordinary shares. [ASX Code: ERG] ^ Holding decrease from number announced on 7 July 2003 of 267,495,549 due to removal of 898,010 from employee share class incorrectly added.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,956,410	Unlisted options expiring 30 May 2008 exercisable at $2.00.
		899,510	Ordinary employee shares. [ASX Code: ERGAI]
		866,500	Employee options expiring various dates at various prices [ASX Code: ERGAA]
		100,000	Options expiring 15/03/07 exercisable at $3.76. [ASX Code: ERGAB]
		706,628	Options expiring 01/02/09 exercisable at $4.00. [ASX Code: ERGAD]
		700,000	Options expiring 29/03/07 exercisable as follows: Tranche A (1m): $0.376; Tranche B (2m): see Appendix 3B dated 17 April 2003; Tranche C (2m): see Appendix 3B dated 17 April 2003; Tranche D (2m): $0.450. [ASX Code: ERGAK]

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary shares in the Company are entitled to participate in dividends declared by directors of the Company from time to time.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A.

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A.
13	Ratio in which the +securities will be offered	N/A.
14	+Class of +securities to which the offer relates	N/A.
15	+Record date to determine entitlements	N/A.
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A.
17	Policy for deciding entitlements in relation to fractions	N/A.
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	N/A.
19	Closing date for receipt of acceptances or renunciations	N/A.
20	Names of any underwriters	N/A.
21	Amount of any underwriting fee or commission	N/A.
22	Names of any brokers to the issue	N/A.
23	Fee or commission payable to the broker to the issue	N/A.
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A.
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A.
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A.
28	Date rights trading will begin (if applicable)	N/A.
29	Date rights trading will end (if applicable)	N/A.
30	How do +security holders sell their entitlements *in full* through a broker?	N/A.
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A.
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A.
33	+Despatch date	N/A.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 December 2003
Company Secretary

Print name: Clare Lois Barrett-Lennard

== == == == ==

ASX.Online@asx.com.au

24/12/2003 13:23

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Appendix 3X (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 105578 as follows:
Release Time: 24-Dec-2003 16:23:23
ASX Code: ERG
File Name: 105578.pdf
Your Announcement Title: Appendix 3X

105578.pdf

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ERG Limited**
ABN	**23 009 112 725**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David LeRoy BOYLES
Date of appointment	18 December 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
David LeRoy Boyles and Patricia Lynn Boyles 200,000 ordinary shares [ASX Code: ERG]

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A